United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38046W105	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons NVX Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 92,677,981
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 92,677,981

9	Aggregate Amount Beneficially Owned by Each Reporting Person 92,677,981
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 52.4%
12	Type of Reporting Person CO

CUSIP No. 38046W105	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Brandon M. Cruz
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 92,721,798
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 92,721,798

9	Aggregate Amount Beneficially Owned by Each Reporting Person 92,721,798
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 52.4%
12	Type of Reporting Person IN

CUSIP No. 38046W105	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Clinton P. Jones
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 92,721,798
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 92,721,798

9	Aggregate Amount Beneficially Owned by Each Reporting Person 92,721,798
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 52.4%
12	Type of Reporting Person IN

CUSIP No. 38046W105	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons BCCJ, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 43,817
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 43,817

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,817
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38046W105	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

GoHealth, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

214 West Huron St., Chicago, Illinois, 60654.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

NVX Holdings, Inc. (“NVX”);

Brandon M. Cruz;

Clinton P. Jones; and

BCCJ, LLC (“BCCJ”).

(b)	Address of Principal Business Office:

The principal business address for each of the Reporting Persons is 214 West Huron St., Chicago, Illinois, 60654.

(c)	Citizenship of each Reporting Person is:

NVX and BCCJ are organized under the laws of the state of Delaware. Each of Messrs. Cruz and Jones is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”).

(e)	CUSIP Number:

38046W105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 38046W105	Schedule 13G	Page 6 of 9

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2020 based upon 84,195,461 shares of Class A Common Stock outstanding as of December 31, 2020 and assumes the redemption of the LLC Interests held of record by NVX and BCCJ as of the date hereof. The LLC Interests may be redeemed at any time for shares of Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
NVX Holdings, Inc.	92,677,981	52.4%	0	92,677,981	0	92,677,981
Brandon M. Cruz	92,721,798	52.4%	0	92,721,798	0	92,721,798
Clinton P. Jones	92,721,798	52.4%	0	92,721,798	0	92,721,798
BCCJ, LLC	43,817	0.1%	0	43,817	0	43,817

NVX is the record holder of 92,677,981 LLC Interests. BCCJ, LLC is the record holder of 43,817 LLC Interests.

Messrs. Jones and Cruz are the Chief Executive Officer and President of NVX, respectively, and are members of the Board of Managers of BCCJ. As a result, Messrs. Jones and Cruz may be deemed to beneficially own the securities held by each of NVX and BCCJ.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 38046W105	Schedule 13G	Page 7 of 9

ITEM 10.	Certification.

Not applicable.

CUSIP No. 38046W105	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

NVX Holdings, Inc.

By:	/s/ Clinton P. Jones
Name:	Clinton P. Jones
Title:	Chief Executive Officer

Clinton P. Jones

By:	/s/ Clinton P. Jones

Brandon M. Cruz

By:	/s/ Brandon M. Cruz

BCCJ, LLC.

By:	/s/ Clinton P. Jones
Name:	Clinton P. Jones
Title:	Manager

CUSIP No. 38046W105	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.